March 27, 2013

VIA EDGAR

Mr. Rufus Decker Accounting Branch Chief Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:    Novelis Inc.
Form 10-K for Fiscal Year Ended March 31, 2012
Filed May 24, 2012
Form 10-Q for the Period Ended December 31, 2012
Filed February 12, 2013
Form 8-K
Filed February 12, 2013
Response dated February 27, 2013
File No. 1-32312

Dear Mr. Decker:

This letter sets forth the responses of Novelis Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with regard to the Form 10-K for the fiscal year ended March 31, 2012, the Form 10-Q for the quarter ended December 31, 2012, the Form 8-K filed February 12, 2013 and the Response dated February 27, 2013. The Staff’s comments were provided to the Company in a letter dated March 13, 2013. For the convenience of the Staff, the text of the comments is reproduced in its entirety followed by our responses.
Form 10-K for the Year Ended March 31, 2012

General

Comment 1:
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Response 1:
We will include in future filings, including our interim filings, if applicable, the additional disclosures and other revisions presented below to the extent of and in substantially the same manner set forth or indicated in this response. The examples below of our proposed disclosures are marked for changes against disclosures made in

Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
March 27, 2013

our Form 10-K for the year ended March 31, 2012, in our Form 10-Q for the quarter ended December 31, 2012 or in our previous response letter dated February 27, 2013, as applicable.

Management’s Discussion and Analysis

Segment Review, page 42

Comment 2:
We note your response to comment four in our letter dated February 1, 2013. Please show us in your supplemental response what the revisions will look like in future filings to clarify which specific facilities impacted depreciation expense as well as whether this is due to the assets being fully impaired or being classified as assets held for sale.

Response 2:	The following disclosure is an example, based on information as of and for the fiscal year ended March 31, 2012, of the expanded discussion we will include in future filings:

“Depreciation and amortization” decreased $75 million primarily as a result of facilities that have been shut-down and are no longer being depreciated, as well as assets which became fully depreciated as they reached the end of the useful lives assigned at the time of the purchase of Novelis by Hindalco. As disclosed in Note 2 Restructuring Programs to our financial statements, the following facilities were shut down during fiscal 2011 or 2012: a lithographic sheet line in Goettingen, Germany; our foil and packaging facility in Bridgnorth, UK; the Saguenay Works facility in Quebec, Canada; one rolling mill in Santo Andre, Brazil; and our smelter in Aratu, Brazil. As of March 31, 2012, all of these facilities have been either sold, scrapped or have been impaired to their estimated realizable values, which was close to zero and none are classified as held for sale.

Liquidity and Capital Resources

Available Liquidity, page 52

Comment 3:
We note your response to comment six in our letter dated February 1, 2013. Your response to comment 23 in our letter dated February 1, 2013 indicates that there are restrictions on the ability of certain subsidiaries to distribute funds to you whereas your response to comment six indicates that cash held outside Canada is free from significant restrictions that would prevent cash from being accessed to meet your liquidity needs. Please further clarify in your disclosures the apparent inconsistencies in these responses.

Response 3:
We do not consider the potential restrictions discussed in our response to comment 23 in your letter dated January 30, 2013 on the ability of certain subsidiaries to distribute funds to Novelis Inc. to be a significant risk factor for servicing our debt. Therefore, we will remove the reference to potential restrictions on the ability of certain subsidiaries to distribute funds to Novelis Inc. in our Supplemental Guarantor Information footnote, which will take the following form in future filings:

In connection with the issuance of our 7.25% Notes, 2017 Notes and 2020 Notes, certain of our wholly-owned subsidiaries, which are 100% owned within the meaning of Rule 3-10(h)(1) of Regulation S-X, provided guarantees. These guarantees are full and unconditional as well as joint and several. The guarantor

Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
March 27, 2013

subsidiaries (the Guarantors) are comprised of the majority of our businesses in Canada, the U.S., the U.K., Brazil, Portugal, Luxembourg and Switzerland, as well as certain businesses in Germany and France. ~~Certain Guarantors may be subject to restrictions on their ability to distribute earnings to Novelis Inc. (the Parent).~~ The remaining subsidiaries (the Non-Guarantors) of the Parent are not guarantors of the Notes.

Operating Activities, page 52

Comment 4:
We note your response to comment eight in our letter dated February 1, 2013. Please expand your disclosures to explain the underlying reasons for changes in working capital components. In this regard, we note your expanded disclosure in your Form 10-Q for the period ended December 31, 2012 indicates that the increase in working capital in the current year was primarily the result of a $200 million increase in inventory due to higher quantities on hand, partially offset by your forfaiting and factoring of trade receivables. Expand your disclosures to address (i) why you have higher inventories on hand, especially in light of your declining sales, and (ii) what management considers when deciding whether or not to forfait and factor trade receivables. It also appears that you should discuss the impact that the decline in accounts payable had on your operating cash flows.

Response 4:
We will expand the discussion of the underlying reasons for changes in working capital components in future filings. The following disclosure is an example, based on information as of and for the nine months ended December 31, 2012, of the expanded discussion we will include in future filings:

Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
March 27, 2013

Net cash provided by operating activities was $22 million for the nine months ended December 31, 2012, which compares unfavorably to $205 million in the nine months ended December 31, 2011. The decline was primarily the result of lower "Segment income" in the current year of $721 million as compared to prior year of $820 million, as well as unfavorable changes in working capital. During the nine months ended December 31, 2012 and 2011, cash used to fund our working capital needs was $360 million and $220 million, respectively. The increase in working capital in the current year was primarily the result of a $193 million increase in inventory due to higher quantities on hand as of December 31, 2012 and a $139 million decrease in accounts payable because of seasonality and the timing of certain large payments made before quarter end, partially offset by our forfaiting and factoring of trade receivables. The higher quantities of inventories on hand as of December 31, 2012 compares to March 31, 2012, which was our lowest quantities since September 30, 2010 and is primarily a result of a) efforts to secure access to metal supplies, particularly scrap and UBC’s, in support of the strategic investments we are making to expand our recycling capacity, and b) metal purchase requirements with certain primary metal suppliers. As of December 31, 2012 and March 31, 2012, we had forfaited and factored, without recourse, certain trade receivables aggregating $156 million and $53 million, respectively, which resulted in a favorable impact on net cash provided by operating activities of $103 million for the nine months ended December 31, 2012. We determine the need to forfait and factor our receivables based on local cash needs including the need to fund our strategic investments, as well as attempting to balance the timing of cash flows of trade payables and receivables. The change in working capital for the nine months ended December 31, 2011, was ~~also~~ impacted by the significant decline in the price of aluminum from $2,600 per tonne as of March 31, 2011 to $1,971 per tonne as of December 31, 2011. The decline in aluminum prices impacted our working capital needs by reducing our accounts payables, partially offset by lower inventory and accounts receivable ~~values~~ as of December 31, 2011 when compared to March 31, 2011. As of December 31, 2011 and March 31, 2011, we had forfaited and factored, without recourse, certain trade receivables aggregating $99 million and $60 million, respectively, which resulted in a favorable impact on net cash provided by operating activities of $39 million for the nine months ended December 31, 2011. Included in cash flows from operating activities was $257 million and $266 million of interest payments in the nine months ended December 31, 2012 and 2011, respectively. We contributed $57 million and $56 million to our pension plans during the nine months ended December 31, 2012 and 2011, respectively. During the remainder of fiscal 2013, we expect to contribute an additional $26 million to our pension plans.

Contractual Obligations, page 56

Comment 5:
We note your response to comment nine in our letter dated February 1, 2013. In a similar manner to your response, please expand your disclosures to explain why you have not included payments related to derivative instruments in your table. You have disclosed the expected cash flows from derivative contracts for the upcoming financial period in your Liquidity disclosures. Please disclose these expected cash flows in a note to your table of contractual obligations or cross reference to where these disclosures can be found.

Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
March 27, 2013

Response 5:
The following is an example, based on information as of and for the fiscal year ended March 31, 2012, of the preamble paragraph we will include before our contractual obligations table in future filings:

We have future obligations under various contracts relating to debt and interest payments, capital and operating leases, long-term purchase obligations, and postretirement benefit plans. The following table presents our estimated future payments under contractual obligations that exist as of March 31, 2012, based on undiscounted amounts (in millions). The future cash flow commitments that we may have related to derivative contracts are ~~not estimable and therefore are not included~~ excluded from our contractual obligations table as these are fair value measurements determined at an interim date within the contractual term of the arrangement and, accordingly, do not represent the ultimate contractual obligation (which could ultimately become a receivable). As a result, the timing and amount of the ultimate future cash flows related to our derivative contracts, including the $132 million of derivative liabilities recorded on our balance sheet as of March 31, 2012, are uncertain. See the Liquidity section of Management’s Discussion and Analysis for a discussion of potential future cash flows from derivatives. Furthermore, due to the difficulty in determining the timing of settlements, the table excludes $28 million of uncertain tax positions. See Note 18 — Income Taxes to our accompanying audited consolidated financial statements.

Critical Accounting Policies

Impairment of Long Lived Assets and Other Intangible Assets, page 59

Comment 6:
We note your response to comment 11 in our letter dated February 1, 2013. Please expand your disclosures to explain how you determine an asset’s usage. Specifically address how you determine an asset’s usage to be on an individual asset level versus being aggregated at a higher level including a region-wide grouping.

Response 6:	In future filings, we will revise the first two paragraphs of our Impairment of Long Lived Assets and Other Intangible Assets section of our Critical Accounting Policies and Estimates as follows:

We assess the recoverability of long-lived assets and finite-lived intangible assets whenever events or changes in circumstances indicate that we may not be able to recover the asset’s carrying amount. Such events or circumstances include, but are not limited to, a significant decrease in the fair value of the underlying business or a change in utilization of property and equipment.

We group assets to test for impairment at the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. These levels are dependent upon an asset’s usage, which may be on an individual asset level or aggregated at a higher level including a region-wide grouping. The metal flow and management of supply within our regions creates an interdependency of the plants within a region on one another to generate cash flows. Accordingly, under normal operating conditions, our assets are grouped on a region-wide basis for impairment

Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
March 27, 2013

testing. Any expected change in usage, retirement, disposal or sale of an individual asset or group of assets below the region level which would generate a separate cash flow stream outside of normal operations would result in grouping assets below the region level for impairment testing.

When evaluating long-lived assets and finite-lived intangible assets for potential impairment, we first compare the carrying value of the asset to the asset’s estimated future net cash flows (undiscounted and without interest charges). If the estimated future net cash flows are less than the carrying value of the asset, we calculate and recognize an impairment loss. If we recognize an impairment loss, the carrying amount of the asset is adjusted to fair value based on the discounted estimated future net cash flows and will be its new cost basis. For a depreciable long-lived asset, the new cost basis will be depreciated over the remaining useful life of that asset. For an amortizable intangible asset, the new cost basis will be amortized over the remaining useful life of the asset.

Income Taxes, page 61

Comment 7:
We note your response to comment 12 in our letter dated February 1, 2013. Please also disclose the amount of pre-tax income that needs to be generated to realize the deferred tax assets of $145 million.

Response 7:	We will revise our disclosure in future filings, which will take the following form based on information as of and for the year ended March 31, 2012:
We considered all available evidence, both positive and negative, in determining the appropriate amount of the valuation allowance against our deferred tax assets as of March 31, 2012. In evaluating the need for a valuation allowance, the Company considers all potential sources of taxable income, including income available in carryback periods, future reversals of taxable temporary differences, projections of taxable income, and income from tax planning strategies, as well as any other available and relevant information. Positive evidence includes factors such as a history of profitable operations, projections of future profitability within the carryforward period and potential income from prudent and feasible tax planning strategies. Negative evidence includes items such as cumulative losses, projections of future losses, and carryforward periods that are not long enough to allow for the utilization of the deferred tax asset based on existing projections of income. In certain jurisdictions, deferred tax assets related to loss carryforwards and other temporary differences exist without a valuation allowance where in our judgment the weight of the positive evidence more than offsets the negative evidence.
Upon changes in facts and circumstances, we may conclude that certain deferred tax assets for which no valuation allowance is currently recorded may not be realizable in future periods, resulting in a charge to income. Existing valuation allowances are re-examined under the same standards of positive and negative evidence. If it is determined that it is more likely than not that a deferred tax asset will be realized, the appropriate amount of the valuation allowance, if any, is released, in the period this determination is made.

Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
March 27, 2013

As of March 31, 2012, the Company concluded that a valuation allowance totaling $251 million was required against its deferred tax assets comprised of the following:

•	$171 million of the valuation allowance relates to losses and tax credit carryforwards in Canada and certain foreign jurisdictions.

•	$80 million of the valuation allowance relates to other deferred tax assets originating from temporary differences in Canada and certain foreign jurisdictions.
In determining these amounts, the Company considered the reversal of existing temporary differences as a source of taxable income. The ultimate realization of the remaining deferred tax assets is contingent on the Company’s ability to generate future taxable income within the carryforward period and within the period in which the temporary differences become deductible. Due to the history of negative earnings in these jurisdictions and future projections of losses, the Company believes it is more likely than not the deferred tax assets will not be realized prior to expiration.

Through March 31, 2012, the Company recognized deferred tax assets related to loss carryforwards and other temporary items of approximately $~~319~~464 million ~~in the US, Brazil, Germany and certain other foreign jurisdictions~~. The Company determined that existing taxable temporary differences~~, exclusive of indefinite lived intangibles,~~ will reverse within the same period and jurisdiction, and are of the same character as the deductible temporary items generating sufficient taxable income to support realization of $~~174~~352 million of these deferred tax assets. Realization of the remaining $1~~45~~12 million of deferred tax assets is dependent on our ability to earn ~~sufficient~~ pretax income aggregating approximately $377 million in those jurisdictions to realize those deferred tax assets. The realization of our deferred tax assets is not dependent on tax planning strategies.

Supplementally, we would like to inform the Staff that we revised the amounts in the paragraph above from those included in our response letter dated February 27, 2013 to include all jurisdictions in which we operate.

Financial Statements

Notes to the Financial Statements

Note 1. Business and Summary of Significant Accounting Policies

Revenue Recognition, page 76

Comment 8:
We note your response to comment 13 in our letter dated February 1, 2013. If amounts related to tolling revenues become material, please separately present the amount of revenues and corresponding costs of revenues related to this service revenue pursuant to Rule 5-03 of Regulation S-X as well as disclose your revenue recognition policy.

Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
March 27, 2013

Response 8:	We will monitor amounts related to tolling revenue to determine if tolling revenue is greater than 10% of total “Net sales” for any period in our Consolidated Statement of Operations.

Note 5. Assets Held for Sale, page 87

Comment 9:	We note your response to comment 16 in our letter dated February 1, 2013. If material, please discuss in MD&A the impact of the sale of three plants on your results of operations.

Response 9:
We do not consider the operations of the three plants to be material to our overall results of operations. In our Form 10-K for the year ended March 31, 2012 on page 14, we discuss the planned sale of the three plants in our general description of our Europe segment. We also note the $111 “Loss on assets held for sale” on page 36 in the Highlights section and on page 41 in the Results of Operations section of Management’s Discussion & Analysis of our Form 10-K for the year ended March 31, 2012. Additionally, we noted the immaterial effect on our operations of the sale of the three plants in our filings after the sale was completed such as in page 56 of our Form 10-Q for the period ended December 31, 2012 in which we noted the effect on EBITDA of no longer having the operations of those three plants for the nine month period was $1 million, as compared to an overall EBITDA of $721 million.

Note 13. Postretirement Benefit Plans, page 101

Comment 10:
We note your response to comment 19 in our letter dated February 1, 2013. In a similar manner to your response, please disclose what led you to combine disclosures about domestic and foreign plans, including that 91% of the total benefit obligation was attributable to foreign plans and that you determined the assumptions were not significantly different.

Response 10:	In future filings, we will revise the first paragraph of our Postretirement Benefit Plans footnote as follows:

Our pension obligations relate to: (1) funded defined benefit pension plans in the U.S., Canada, Switzerland, the U.K. and South Korea; (2) unfunded defined benefit pension plans in Germany; and (3) unfunded lump sum indemnities in France, Malaysia and Italy. Our other postretirement obligations (Other Benefits, as shown in certain tables below) include unfunded healthcare and life insurance benefits provided to retired employees in Canada, the U.S. and Brazil. We have combined our domestic and foreign postretirement benefit plan disclosures because our domestic benefit obligation is not significant as compared to our total benefit obligation, as our foreign benefit obligation is 91% of the total benefit obligation, and the assumptions used to value domestic and foreign plans were not significantly different.

Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
March 27, 2013

Note 18. Income Taxes, page 114

Comment 11:
We note your response to comment 20 in our letter dated February 1, 2013. Please disclose the cumulative amount of undistributed earnings in your foreign subsidiaries for which you have not recorded a tax provision. Refer to ASC 740-30-50-2. Your disclosures appear to only refer to net earnings for the year ended March 31, 2012.

Response 11:
In future filings, we will revise the disclosure to disclose the cumulative amount of undistributed earnings in our foreign subsidiaries for which we have not recorded a tax provision. Below is an example of such a disclosure based on information as of and for the year ended March 31, 2012:

~~For the year ended~~ As of March 31, 2012, the Company had ~~net~~ cumulative earnings of approximately $~~228~~ 1.5 ~~m~~billion for which we had not provided Canadian income tax or withholding taxes because we consider them to be indefinitely reinvested. The Company acknowledges that it would need to accrue and pay taxes should it decide to repatriate cash and short term investments generated from earnings of its foreign subsidiaries that are considered indefinitely reinvested. Except for those jurisdictions where the Company has already distributed and paid taxes on the earnings, the Company has reinvested and expects to continue to reinvest undistributed earnings of foreign subsidiaries indefinitely. Cash and cash equivalents held by foreign subsidiaries that are indefinitely reinvested are used to cover expansion and short-term cash flow needs of such subsidiaries. The amounts considered indefinitely reinvested would be subject to possible Canadian taxation only if remitted as dividends. However, due to the Company’s full valuation allowance position of $215 million in Canada, ~~as well as~~ $122 million of ~~substantial~~ net operating loss carryforwards and exempt surpluses for Canadian tax purposes and $31 million of tax credits in Canada, a portion of the cumulative earnings would not be taxed if distributed.  ~~the resulting financial statement impact would be immaterial if the earnings were distributed.~~

Form 10-Q for the Period Ended December 31, 2012

Note 7. Debt, page 14

Comment 12:
Note (A) states that the interest rates presented in your table do not include the effects of the debt exchange completed in fiscal 2009, the series of refinancing transactions completed in fiscal 2011, and the additional borrowing in fiscal 2012. Please expand your disclosures to explain why the interest rates presented would not reflect each of these transactions.

Response 12:	In future filings, we will revise note (A) as follows:
Interest rates are the stated rates of interest on the debt instrument (not the effective interest rate) as of December 31, 2012, and therefore, exclude the effects of related interest rate swaps and accretion/amortization of fair value adjustments as a result of purchase accounting in connection with Hindalco's purchase of Novelis and accretion/amortization of debt issuance costs related to the debt exchange completed in fiscal 2009,

Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
March 27, 2013

the series of refinancing transactions we completed in fiscal 2011, and the additional borrowing in fiscal 2012. We present stated rates of interest because they reflect the rate at which cash will be paid for future debt service.

Note 16. Segment, Major Customer and Major Supplier Information, page 32

Comment 13:
The “Eliminations and other” column includes eliminations and functions that are managed directly from your corporate office that have not been allocated to your operating segments as well as the adjustment for proportional consolidation. Please present amounts related to eliminations or reversal of transactions between reportable segments as well as the adjustment for proportional consolidation separately from other items. Refer to ASC 280-10-50-31. Based on the description provided, please expand your disclosures to explain why this column results in increases to revenue.

Response 13:
In future filings, we will revise the two paragraphs before the tables with Selected Segment Financial Information in our Segment, Major Customer and Major Supplier Information footnote similar to the following based on information as of and for the nine months ended December 31, 2012:

The tables below show selected segment financial information (in millions). The “Eliminations and Other” column in the table below includes ~~eliminations and~~ functions that are managed directly from our corporate office that have not been allocated to our operating segments, ~~as well as~~ the adjustments for proportional consolidation, and eliminations of intersegment “Net sales.” ~~Adjustment to Eliminate Proportional Consolidation.~~ The financial information for our segments includes the results of our affiliates on a proportionately consolidated basis, which is consistent with the way we manage our business segments. In order to reconcile the financial information for the segments shown in the tables below to the relevant U.S. GAAP-based measures, we must adjust proportional consolidation of each line item. The “Eliminations and Other” in “Net sales – third party” is adding the net sales attributable to our joint venture party, Tri-Arrows, for our Logan affiliate because we consolidate 100% of the Logan joint venture for US GAAP, but we manage our Logan affiliate on a proportionately consolidated basis. See Note 5- Consolidation and Note 6 - Investment in and Advances to Non-Consolidated Affiliates and Related Party Transactions for further information about these affiliates. The “Eliminations and Other” in “Net Sales – intersegment” eliminates inter-regional sales.
Selected Segment Financial Information

Total Assets	North America	Europe	Asia	South America	Eliminations and Other	Total
December 31, 2012	$2,759	$2,511	$1,317	$1,626	$154	$8,367
March 31, 2012	$2,644	$2,753	$1,037	$1,493	$94	$8,021

Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
March 27, 2013

Selected Operating Results Three Months Ended December 31, 2012	North America	Europe	Asia	South America	Eliminations and Other	Total
Net sales – third party	$760	$700	$443	$375	$43	$2,321
Net sales – intersegment	5	36	3	-	(44)	-
Net sales	$765	$736	$446	$375	$(1)	$2,321

Depreciation and amortization	31	26	14	13	(8)	76
Capital expenditures	39	16	83	45	10	193
Selected Operating Results Three Months Ended December 31, 2011	North America	Europe	Asia	South America	Eliminations and Other	Total
Net sales – third party	$912	$790	$398	$321	$41	$2,462
Net sales – intersegment	-	14	-	-	(14)	-
Net sales	$912	$804	$398	$321	$27	$2,462

Depreciation and amortization	34	30	13	15	(13)	79
Capital expenditures	29	20	24	50	—	123

Selected Operating Results Nine Months Ended December 31, 2012	North America	Europe	Asia	South America	Eliminations and Other	Total
Net sales – third party	$2,584	$2,299	$1,306	$993	$130	$7,312
Net sales – intersegment	7	69	3	-	(79)	-
Net sales	$2,591	$2,368	$1,309	$993	$51	$7,312

Depreciation and amortization	90	77	40	38	(27)	218
Capital expenditures	126	42	161	157	52	538

Selected Operating Results Nine Months Ended December 31, 2011	North America	Europe	Asia	South America	Eliminations and Other	Total
Net sales – third party	$3,052	$2,893	$1,432	$942	$136	$8,455
Net sales – intersegment	-	23	-	-	(23)	-
Net sales	$3,052	$2,916	$1,432	$942	$113	$8,455

Depreciation and amortization	102	97	41	42	(33)	249
Capital expenditures	75	55	62	107	(2)	297

Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
March 27, 2013

Note 18. Supplemental Guarantor Information, page 36

Comment 14:
Certain prior period amounts have been revised to reflect the appropriate classification of certain subsidiaries between Parent, Guarantors, and Non-Guarantors. You determined that these revisions were immaterial to your current and previously issued financial statements. Please provide us with a summary of the changes that were made and the materiality analysis performed in determining that these revisions were immaterial.

Response 14:
We revised our Supplemental Guarantor Information to reflect certain entities as Guarantors which had previously been identified as Non-guarantor entities in our disclosure. In addition, we reflected certain entities as Guarantors which had previously been included in the Parent column of our disclosure. All entities which were revised are non-operating entities.

The effect on pretax income of these revisions is as follows:

(in millions)	Parent	Guarantors	Non-guarantors	Eliminations	Consolidated
3 months ended December 31, 2011	-	2	4	(6)	-
9 months ended December 31, 2011	-	4	11	(15)	-

The effect on total assets and net assets of these revisions as of March 31, 2012 is as follows:

(in millions)	Parent	Guarantors	Non-guarantors	Eliminations	Consolidated
Total Assets	(75)	104	(171)	142	-
Net Assets	-	61	9	(70)	-

We evaluated the materiality of the errors in the second quarter of fiscal 2013 in the context of Staff Accounting Bulletin No. 99, Materiality, and No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, as soon as we became aware of them, and concluded that they were not material both quantitatively and qualitatively. We disclosed the revisions to prior period amounts in our Form 10-Q for both the second and third quarter of fiscal 2013.
From a quantitative perspective, the revisions to pretax income were less than 5% for the reported periods for all entity categories other than Non-guarantors, which is only a larger

Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
March 27, 2013

percentage because there are few entities that are Non-guarantors and, therefore, pretax income is small. Additionally, the effects on total assets and net assets were less than 5% for the reported periods for all entity categories other than total assets for Non-guarantors.
In considering materiality, we determined that our investors would likely be influenced by the level of financial support that any Guarantor entity could provide to the Issuer in case of default by the Issuer on our Senior Notes. In all cases, the effect of our revisions was to increase total assets and pretax income of the Guarantor entities and to reduce total assets and increase pretax income of the Non-guarantor entities, thereby providing even more financial support of the guarantee of our Senior Notes by those Guarantor entities. Thus, we did not overstate the financial support of the guarantee of our Senior Notes in any period. In addition, these revisions do not have any effect on our compliance with debt covenants and do not have any effect on our consolidated results of operations.
Based on the above analysis, we concluded that the revisions were not material from a quantitative or a qualitative perspective. Therefore, we do not believe the judgment of a user of the financial statements would have been adversely impacted by these revisions and, as a result, we consider these revisions to be immaterial.

Form 8-K Filed February 12, 2013

Comment 15:
In a similar manner to your disclosures regarding free cash flow for the nine months ended December 31, 2012 and December 31, 2011, please provide the disclosures required by 100(a) of Regulation G for the free cash flow amounts disclosed for the three months ended December 31, 2012 and December 31, 2011.

Response 15:
In future filings in which quarterly free cash flow information is presented, we will include the disclosures required by 100(a) of Regulation G together with our other disclosures required by that Regulation similar to the following:

The following table shows the negative “Free cash flow” for the three months ended December 31, 2012 and 2011(in millions).

	Three Months Ended December 31,
	2012	2011
Net cash (used in) provided by operating activities	$(95)	$149
Net cash used in investing activities	(201)	(76)
Less: Proceeds from sales of assets	(13)	(10)
Free cash flow	$(309)	$(63)

Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
March 27, 2013

Please feel free to call the undersigned at (404) 760-4068 with any questions concerning our responses to the Staff’s comments.

Sincerely,

/s/ Steven Fisher

Steven Fisher
Senior Vice President and
Chief Financial     Officer

cc:     Ms. Nudrat Salik, Securities and Exchange Commission
Ms. Jeanne Baker, Securities and Exchange Commission
Mr. Robert Nelson, Novelis Inc.
Mr. Leslie J. Parrette, Novelis Inc.
Mr. Donald Stewart, Audit Committee Chairman, Novelis Inc.
Mr. Keith M. Townsend, King & Spalding LLP